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Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of                                                                           February 2005

                                                                            Agnico-Eagle Mines Limited
(Translation of registrant's name into English)

                                                   145 King Street East, Suite 500, Toronto, Ontario M5C 2Y7

        [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

        [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☒

        [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                             ]

On February 23, 2005, the Company issued a press release announcing its financial results for the fiscal quarter ended December 31, 2004. A copy of the press release is attached hereto as Exhibit 1 and is incorporated herein in its entirety by reference.

The following is additional information with respect to non-GAAP financial information included in the press release.

Total cash operating cost is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. We believe that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons. As illustrated in the table below, this measure is calculated by adjusting Production Costs as shown in the Statement of Income (Loss) and Comprehensive Income (Loss) for net byproduct revenues, royalties, inventory adjustments and asset retirement provisions. This measure is intended to provide investors with information about the cash generating capabilities of our mining operations. Management uses this measure to monitor the performance of our mining operations. Since market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess the mine's cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in byproduct metal prices and exchange rates. Management compensates for the limitation inherent with this measure by using it in conjunction with the cost per ton measure (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

i

Operating cost per ton is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. As illustrated in the table below, this measure is calculated by adjusting Production Costs as shown in the Statement of Income (Loss) and Comprehensive Income (Loss) for royalties, inventory and hedging adjustments and asset retirement provisions and then dividing by tons processed through the mill. Since total cash operating cost data can be affected by fluctuations in byproduct metal prices and exchange rates, management believes this measure provides additional information regarding the performance of mining operations and allows management to monitor operating costs on a more consistent basis as the per ton measure eliminates the cost variability associated with varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each ton mined, in order to be economically viable the estimated revenue on a per ton basis must be in excess of the operating cost per ton. This measure supplements production cost information prepared in accordance with US GAAP and allows investors to distinguish between changes in production costs resulting from changes in production versus changes in operating performance. Below is a reconciliation of operating costs per ton to the financial statements.

Both of these non-GAAP measures used should be considered together with other data prepared in accordance with US GAAP, and none of the measures taken by themselves is necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP. The tables presented below reconcile total cash operating costs and operating costs per ton to the figures presented in the financial statements prepared in accordance with US GAAP.

(thousands of dollars, except where noted)	Q4 2004	Q4 2003	YTD 2004	YTD 2003
Cost of production per Statement of Income (Loss)	$22,175	$30,153	$98,168	$104,990
Adjustments:
Byproduct revenues	(22,213)	(13,147)	(82,028)	(41,254)
Production royalty	—	(2,814)	—	(12,888)
Inventory adjustment(i)	1,070	(1,321)	(672)	368
Asset retirement provisions	(137)	(217)	(314)	(519)

Cash operating costs	$895	$12,654	$15,154	$50,697
Gold production (ounces)	68,909	70,299	271,567	236,653

Cash operating cost (per ounce)	$13	$180	$56	$215
Production royalty (per ounce)	—	40	—	54

Total cash operating costs (per ounce)	$13	$220	$56	$269

(thousands of dollars, except where noted)	Q4 2004	Q4 2003	YTD 2004	YTD 2003
Cost of production per Statement of Income (Loss)	$22,175	$30,153	$98,168	$104,990
Adjustments:
Production royalty	—	(2,814)	—	(12,888)
Inventory adjustment(i) and hedging adjustments(ii)	8,984	(1,520)	12,107	54
Non-cash reclamation provision	(137)	(217)	(314)	(519)

Minesite operating costs (US$)	$31,022	$25,602	$109,961	$91,637

Minesite operating costs (C$)	$37,878	$33,696	$142,702	$127,931
Tons milled (000's tons)	793	627	2,977	2,449

Operating costs per ton (C$)(iii)	$48	$54	$48	$52

Notes:

  (i)
  Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since total cash operating costs are calculated on a production basis, this adjustment reflects the portion of concentrate production for which revenue has not been recognized in the period.

  (ii)
  Hedging adjustments reflect gains and losses on the Company's derivative positions entered into to hedge the effects of foreign exchange fluctuations on production costs. These items are not reflective of operating performance and thus have been eliminated when calculating operating costs per ton.

ii

Operating cash flow (before non-cash working capital) is not a recognized measure under US GAAP and this data may not be comparable to data presented by other companies. This measure is calculated by subtracting changes in non-cash working capital balances from cash provided by operating activities as shown on the Statement of Cash Flows. This measure is intended to provide investors with information about the cash generating capabilities of the Company's mining operations. Management uses this measure for the same purpose and for monitoring whether its operations are generating sufficient cash flows to fund current and future growth initiatives. Management believes this measure is helpful disclosure for investors as it removes the period-to-period fluctuations inherent in working capital changes. The table presented below reconciles operating cash flow (before working capital changes) to the figures presented in the financial statements prepared in accordance with US GAAP.

(thousands of dollars, except where noted)	Q4 2004	Q4 2003	YTD 2004	YTD 2003
Cash flows from operating activities:	$11,722	$5,703	$49,525	$4,253
Adjustments:
Changes in non-cash working capital balances	9,318	4,774	28,334	(301)

Operating cash flow (before working capital changes)	$21,040	$10,477	$77,859	$3,952

iii

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGNICO-EAGLE MINES LIMITED
Date: February 24, 2005
	By:	/s/ DAVID GAROFALO Vice-President, Finance & Chief Financial Officer

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